# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OPEN TEXT CORP, CIK 0001002638
CUSIP: 683715106
Title of class of securities: common shares
Address of issuer's principal executive offices: 275 FRANK TOMPA DRIVE, WATERLOO, ONTARIO CANADA, Ontario Canada (A6), N2L 0A1
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000944388

## Reporting persons
- 1832 Asset Management L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 27,039,270; sole dispositive power 27,039,270; aggregate amount beneficially owned 27,039,270 (11% of the class)
- MD Financial Management Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 333,950; sole dispositive power 333,950; aggregate amount beneficially owned 333,950 (0.1% of the class)
- SCOTIA CAPITAL INC.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 394,466; sole dispositive power 394,466; aggregate amount beneficially owned 394,466 (0.2% of the class)

## Item 1. Issuer
Name of issuer: OPEN TEXT CORP
Address of issuer's principal executive offices: 275 FRANK TOMPA DRIVE, WATERLOO, ONTARIO CANADA, ONTARIO, CANADA, N2L 0A1.

## Item 2. Person Filing
Name of person filing:
1832 Asset Management L.P.
MD Financial Management Inc.
Scotia McLeod, a division of Scotia Capital Inc
Address of principal business office or, if none, residence:
Scotiabank North, 40 Temperance Street, 16th Floor, Toronto, Ontario, M5H 0B4, Canada
1870 Alta Vista Drive, Ottawa, Ontario, K1G 6R7, Canada
40 King St. West, Scotia Plaza, 52nd Floor, Toronto, Ontario, M5W 2X6, Canada
Citizenship:
Canadian
Canadian
Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Adviser and Broker Dealer

## Item 4. Ownership
Amount beneficially owned: 27767686
Percent of class: 11.31
Sole power to vote or to direct the vote: 27767686
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 27767686
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Fund Manager and Portfolio Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- 1832 Asset Management L.P.: Kevin Brown, Vice President, Asset Management Compliance (05/01/2026)
- MD Financial Management Inc.: Kevin Brown, Vice President, Asset Management Compliance (05/01/2026)
- SCOTIA CAPITAL INC.: Kevin Brown, Vice President, Asset Management Compliance (05/01/2026)